EXHIBIT 99.1

SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934
Announcements sent to the London Stock Exchange
National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update - Routine announcements in the period to 20 September 2021

17 September 2021	Director/PDMR Shareholding
8 September 2021	Director/PDMR Shareholding
6 September 2021	Director/PDMR Shareholding
2 September 2021	Director/PDMR Shareholding
1 September 2021	Director/PDMR Shareholding
1 September 2021	Total Voting Rights
1 September 2021	Publication of Final Terms
25 August 2021	Director/PDMR Shareholding-Amendment
20 August 2021	Director/PDMR Shareholding

Note: During the period a ‘same day’ Form 6-Ks were issued in respect of the following National Grid plc announcements:

1 September 2021	CMA clears acquisition of WPD
18 August 2021	Voting Rights and Capital Update
17 August 2021	National Grid plc Scrip Dividend